Exhibit 99.3

NOTICE UNDER SECTION 708A(5)(E) OF THE CORPORATIONS ACT 2001 (CTH)

Sundance Energy Australia Limited (ACN 112 202 883) has issued the following fully paid ordinary shares in the Company pursuant to a placement offer made to a number of professional and sophisticated investors, as announced to the ASX on 26 February 2014.

Details of the issue or offer of securities

Class of securities	Ordinary Shares
ASX Code of the securities	SEA
Date of the issue or expected issue of the securities	6 March 2014
Total number of securities issued or expected to be issued	63,738,056

Notice —

1.              Sundance Energy Australia Limited gives ASX (as the relevant market operator) notice relating to the issue of securities identified above;

2.              This notice is given under paragraph 5(e) of section 708A of the Corporations Act 2001 (Cth) (Corporations Act);

3.              Sundance Energy Australia Limited issued the securities identified above without disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth);

4.              As at the date of this notice, Sundance Energy Australia Limited has complied with:

(a)         the provisions of the Chapter 2M of the Corporations Act 2001 (Cth) as they apply to it; and

(b)         section 674 of the Corporations Act 2001 (Cth).

5.              There is no excluded information (as defined in section 708A(7) of the Corporations Act) as at the date of this notice.

Signed for and on behalf of the Issuer:

SUNDANCE ENERGY AUSTRALIA LIMITED

/s/ Mike Hannell
Mike Hannell
Chairman
06 March 2014

Sundance Energy Australia Limited
ABN 76 112 202 883

32 Beulah Road	Telephone +61 (0)8 8363 0388
Norwood SA 5067	Facsimile +61 (0)8 8132 0766
Australia	www.sundanceenergy.com.au